Form U-3A-2

                    	SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC
                                                   File Number 1-8946

       	STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
       	RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                       	HOLDING COMPANY ACT OF 1935


                   	To Be Filed Annually Prior to March 1


                              	CILCORP Inc.
                           	(Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	CILCORP Inc. (the "Company") - Organized as a holding company.
(Incorporated in Illinois. Located in Peoria, Illinois.) Subsidiary of The AES Corporation. The Company has the following active subsidiaries:

Central Illinois Light Company ("CILCO") - Organized as a public utility to generate, transmit, distribute and sell electric energy and to purchase, distribute, transport and sell natural gas. (Incorporated in Illinois. Located in Peoria, Illinois). CILCO has two subsidiaries, both of which are Illinois corporations and located in Peoria, Illinois. The first of these, CILCO Exploration and Development Company, was organized to engage with others in joint ventures for the exploration and development of new or additional sources or supplies of natural gas or supplemental gas. The other, CILCO Energy Corporation, was organized to engage with others in a joint venture for research and development of new sources of energy, including conversion of coal and other minerals into gas.

CILCORP Investment Management Inc. ("CIM") - Organized to administer the Company's investment policy and to manage its investment portfolio. (Incorporated in Illinois. Located in Peoria, Illinois.) Through its wholly-owned subsidiary CIM Energy Investments Inc.
(Incorporated in Illinois. Located in Peoria, Illinois), CIM has a limited partnership interest in the Energy Investors Fund, L.P. ("Fund"). The Fund invests in non-regulated, non-utility facilities for the production of electricity or thermal energy. CIM holds a limited partnership interest in Illinois Equity Fund 1992 Limited Partnership, Illinois Equity Fund 1994 Limited Partnership,
Illinois Equity Fund 1996 Limited Partnership and Illinois Equity
Fund 1998 Limited Partnership, which invest in affordable housing projects in Illinois. CIM also holds a limited partnership interest in House Investments - Midwest Corporate Tax Credit Fund,
L.P., House Investments - Midwest Corporate Tax Credit Fund II,
L.P. and Banc One Tax Credit Fund III, L. P., which invest in affordable housing projects. CIM owns 100% of the capital stock of the following corporations: CIM Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a leveraged lease investment in passenger railcars, a leveraged lease investment in a coal dragline located in Illinois, and a limited partnership interest in SunAmerica Affordable Housing Partners 51 which invests in affordable housing projects; CIM Air Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a partnership interest in a leveraged lease investment in a commercial aircraft and CILCORP Lease Management Inc. ("CLM"), (Incorporated in Delaware. Located in Peoria, Illinois). CLM was organized to enter into leveraged lease transactions. CLM directly holds one leveraged lease investment in an electric generating unit located in Arizona. CLM has the following wholly-owned subsidiaries with leveraged lease investments as indicated: CLM Inc., IV (Incorporated in Delaware. Located in Peoria, Illinois) - an office building in California; CLM X, Inc. (Incorporated in Delaware.
Located in Illinois), which has two wholly-owned subsidiaries:  CLM
XI, Inc. and CLM Inc., VI (Both incorporated in Delaware. Located in Peoria, Illinois) - which holds interests in an office building in Delaware and a waste-to-energy electric generating facility; and CLM Inc., VII and CLM Inc., VIII (both of which are Delaware corporations and located in Peoria, Illinois) - 24 wholesale club buildings in eight states.

CILCORP Ventures Inc. ("CVI") - Organized to pursue investment opportunities in new ventures and to expand existing ventures. (Incorporated in Illinois. Located in Peoria, Illinois.) CVI has one wholly-owned subsidiary: CILCORP Energy Services Inc. (Incorporated in Illinois.
Located in Peoria, Illinois) which was formed to promote energy-related products and services in non-regulated markets.

QST Enterprises Inc. ("QST") - Organized primarily to provide energy and related products and services in non-regulated retail and wholesale energy markets. (Incorporated in Illinois. Located in Peoria, Illinois.) QST conducts its business activities through the following direct or indirect wholly-owned subsidiaries. QST Energy
Inc. ("QST Energy") (Incorporated in Illinois. Located in Peoria, Illinois, subsidiary of QST.) provided energy and related products and services to retail energy customers. QST Energy Trading Inc. (Incorporated in Illinois. Located in Peoria, Illinois, subsidiary of QST Energy) purchased energy at wholesale from regulated utilities, power marketers, municipalities or other suppliers for sale to either QST Energy or to non-affiliated wholesale customers such as other marketers and regulated public utilities; CILCORP Infraservices Inc. (Incorporated in Illinois. Located in Peoria, Illinois; subsidiary of QST) provides utility operation and maintenance services; and ESE Land Corporation (Incorporated in Illinois. Located in Peoria, Illinois), through special purpose subsidiaries or directly, maintains interests in environmentally distressed parcels of real estate acquired for resale. ESE Land Corporation is a member in California/Nevada Developments, LLC, and Green Park Ventures, LLC, formerly Future Developments, LLC, (Both organized in Delaware. Both located in Seal Beach, California).
ESE Land Corporation has one active wholly-owned subsidiary, Savannah Resources Corp. (Incorporated in California. Located in Peoria, Illinois) which is a member of McCadden Development, LLC (Organized in Delaware. Located in Seal Beach, California). ESE
Land Corporation has one inactive wholly-owned subsidiary, ESE
Placentia Development Corporation (Incorporated in Illinois.)

2. CILCORP Inc. is a holding company and has no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas. Its only public utility subsidiary, CILCO, organized in 1913, is engaged in the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO renders electric service to retail customers in 136 communities in Illinois. CILCO renders gas service to customers in 128 communities in Illinois.



Electric Operations:

At December 31, 2000, CILCO owned and operated two steam-electric generating plants, two combustion turbine-generators, 16 diesel fuel power modules and a gas-fired cogeneration plant, all of which are located in the State of Illinois. These facilities had an available summer capability of 1,172,000 kilowatts in 2000. The two major generating facilities of CILCO (representing 96% of CILCO's available summer capability projected for 2000), all of which are fueled with coal are as follows:

                                             Available Capability
                                                   (Summer)
                                                    Actual
    Station & Unit				                     		        2000
    ---------------		                     			--------------------

        Duck Creek Unit 1					                   	 366,000
        E. D. Edwards -
        Unit 1								                             117,000
        Unit 2								                             262,000
        Unit 3								                             361,000

CILCO's transmission system (all of which is located in the State of Illinois and none of which delivers or receives electric energy at the state border) includes approximately 285 circuit miles operating at 138,000 volts and 48 circuit miles operating at 345,000 volts. The system also includes approximately 14 principal substations with an installed capacity of approximately 3,364,200 kilovolt-amperes. CILCO's electric distribution systems (all of which are located in the State of Illinois) include approximately 6,429 circuit miles of overhead lines and 1,814 miles of underground distribution cables. The distribution systems also include approximately 105 substations with an installed capacity of 2,045,360 kilovolt-amperes.


Natural Gas Operations:

CILCO's gas systems aggregate approximately 3,639 miles of transmission and distribution mains (all of which are located in the State of Illinois and none of which delivers or receives gas at the state border). CILCO has an underground gas storage facility located near Glasford, Illinois which has a present recoverable capacity of approximately 4,500,000 Mcf with daily withdrawal capacity of up to approximately 120,000 Mcf, depending on field pressure. An additional storage field near Lincoln, Illinois has a present recoverable capacity of approximately 5,200,000 Mcf with a daily withdrawal capacity of up to approximately 60,000 Mcf, depending on field pressure.


3.	The following information provides electric and gas data for CILCO for the year ended December 31, 2000:

a.  Number of Kwh of electric energy sold:
     Retail       7,279,687,664     Revenue   $410,695,482
     Wholesale		    822,148,800     Revenue    $31,024,530

    Number of Mcf of natural or manufactured gas distributed:
     Retail    	   		30,752,408     Revenue  $219,001,277
     Transported Gas	21,222,021     Revenue    $5,402,472

b. Number of Kwh of electric energy distributed at retail outside of Illinois:
     None

    Number of Mcf of natural or manufactured gas distributed at retail outside of Illinois:
     None

c.  Number of Kwh of electric energy sold at wholesale outside
    Illinois, or at the state line:
     2,463,000  Kwh (Indiana and Wisconsin)
				 Revenue   $73,740

    Number of Mcf of natural or manufactured gas sold at wholesale
			 outside Illinois, or at the state line:
     None


d. Number of Kwh of electric energy purchased outside of Illinois, or at the state line:
     115,283,000 of Kwh (Iowa and Ohio)
     Expenses   $2,194,861

    Number of Mcf of natural or manufactured gas purchased outside of Illinois, or at the state line:
     36,066,540 Mcf  (Kansas, Louisiana, Oklahoma, and Texas)
     Expenses   $173,292,142




4. The Company does not hold any interest in an exempt wholesale generator or foreign utility company.

Exhibit A. Consolidating statement of income and surplus of the claimant and its subsidiary companies for the year ended December 31, 2000 and a consolidating balance sheet of claimant and its subsidiary companies as of December 31, 2000.

Exhibit B. Financial Data Schedule.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2000.

                                                CILCORP Inc.



                                                By:  /s/ R. J. Sprowls
                                                         Vice-President


Attest: /s/ Craig W. Stensland
                 Secretary


 All notices and correspondence concerning this statement should be addressed to:

                    Craig W. Stensland
                    CILCORP Inc.
                    300 Liberty Street
                    Peoria, IL 61602